Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization	Incorporation Time

Tang Dynasty Investment Group Limited	Hong Kong	Incorporated on March 22, 2017

Shenzhen Gu Yue Environmental Protection Technology Co., Ltd.	People’s Republic of China	Incorporated on November 8, 2010

Yangshuo County Xing Yuan Lead-Zinc Mine Co. Ltd.(controlled through a series of contractual arrangements)	People’s Republic of China	Incorporated on January 2002